UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December, 2006

Commission file number 0-30070

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street, Airport City, Lod 70151• ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __

AudioCodes Ltd. (the “Registrant”) hereby advises that at the Annual General Meeting of Shareholders (the “Meeting”) held today, December 5, 2006, the shares present in person or represented by proxy constituted less than 50% of the voting power of the Registrant. Accordingly, a quorum was not present at the Meeting. In accordance with the Registrant’s Articles of Association, the Chairman of the Meeting, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment, adjourned the Meeting to Thursday, December 14, 2006 at 11:00 a.m., local time, at the offices of the Registrant located at 1 Hayarden Street, Airport City, Lod 70151, Israel. At the adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-117703; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; and (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:  /s/ ITAMAR ROSEN
  ITAMAR ROSEN
Vice President Legal Affairs
General Counsel and Company Secretary

Dated: December 5, 2006